UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,313,844 shares of Class A Common Stock (“Class A Common Stock”)(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 8,313,844 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 1,931,407 shares of Class A Common Stock and assumes the conversion of 382,623 shares of Class A Preferred Stock (“Class A Preferred Stock”), 284,823 shares of Class A Series 2 Preferred Stock (“Series 2 Preferred Stock”), 179,501 shares of Class A Series 3 Preferred Stock (“Series 3 Preferred Stock”) and 251,598 shares of Class A Series 4 Preferred Stock (“Series 4 Preferred Stock”).
(2)	The shareholders of Tropicana Las Vegas Hotel and Casino, Inc. (the “Issuer”) are all party to that certain Stockholders Agreement, dated as of July 1, 2009 (the “Stockholders Agreement”), which contains several agreements as to voting. As a result, Onex Armenco Gaming I LP may be deemed to have beneficial ownership of all of the shares owned by the group.

(3)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming X LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,921,234 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 2,921,234 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 678,641 shares of Class A Common Stock and assumes the conversion of 134,442 shares of Class A Preferred Stock, 100,078 shares of Series 2 Preferred Stock, 63,071 shares of Series 3 Preferred Stock and 88,404 shares of Series 4 Preferred Stock.
(2)	The shareholders of the Issuer are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Onex Armenco Gaming X LP may be deemed to have beneficial ownership of all of the shares owned by the group.

(3)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Trilliant Gaming Nevada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,483,466 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 13,483,466 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Trilliant Gaming Nevada Inc. (“Trilliant Gaming”) is the general partner of, and controls all of the voting and investment decisions of Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (together, the “Onex Entities”). The Onex Entities are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Trilliant Gaming may be deemed to have beneficial ownership of all of the shares owned by the group. Trilliant Gaming controls the voting and dispositive power of (i) 3,298,009 shares of Class A Common Stock, (ii) 611,472 shares of Class A Preferred Stock convertible into 2,445,888 shares of Class A Common Stock, (iii) 456,059 shares of Series 2 Preferred Stock convertible into 1,824,236 shares of Class A Common Stock, (iv) 287,300 shares of Series 3 Preferred Stock convertible into 1,915,333 shares of Class A Common Stock and (v) 400,000 shares of Series 4 Preferred Stock convertible into 4,000,000 shares of Class A Common Stock.

(2)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Timothy Duncanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Duncanson, one of the Issuer’s directors, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Alex Yemenidjian and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Duncanson may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)

Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Alex Yemenidjian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Yemenidjian, the Issuer’s Chairman, Chief Executive Officer and President, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Yemenidjian may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)

Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Schwartz, the Chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Alex Yemenidjian, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Schwartz may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)

Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on January 11, 2013. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

Item 1.     Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on May 11, 2011, as amended (the “Original Schedule 13D”), and is being filed on behalf of the Reporting Persons with respect to the shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Tropicana Las Vegas Hotel & Casino, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.     Identity and Background.

No change except as described below.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

No change except as described below.

The disclosure in the first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

“Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (together, the “Onex Entities”) own (i) 3,298,009 shares of Class A Common Stock, (ii) 611,472 shares of Class A Preferred Stock (“Class A Preferred Stock”), (iii) 456,059 shares Class A Series 2 Preferred Stock (“Series 2 Preferred Stock”), (iv) 287,300 shares of Class A Series 3 Preferred Stock (the “Series 3 Preferred Stock”) and (v) 400,000 shares of Class A Series 4 Preferred Stock (the “Series 4 Preferred Stock”). Such shares were acquired in the following transactions:”

The disclosure in the last paragraph Item 3 is hereby deleted and replaced in its entirety by the following:

On September 28, 2012, the Issuer commenced a rights offering for the Series 4 Preferred Stock, pursuant to which the Series 4 Preferred Stock was offered to all holders of record as of September 24, 2012 of the Company’s outstanding Class A Common Stock, Class A Preferred Stock, Series 2 Preferred Stock and Series 3 Preferred Stock. The rights offering was subscribed to, in part, by the Onex Entities. The Onex Entities acquired 400,000 shares of Series 4 Preferred Stock for approximately $40 million. In addition, the Company issued 80,000 shares of Class A Common Stock to the purchasers in such rights offering, including the Onex Entities, who provided a “backstop” to the offering. Each share of Series 4 Preferred Stock is convertible into 10 shares of Class A Common Stock, subject to certain adjustments.

On December 14, 2012, the Onex Entities acquired 100,000 shares of Class A Common Stock for $3.00 per share or an aggregate of $300,000.

On December 14, 2012, the Onex Entities acquired 3,823 shares of Class A Common Stock for $3.00 per share or an aggregate of $11,469.

The funds used to acquire the Class A Common Stock, the Class A Preferred Stock, the Series 2 Preferred Stock, the Series 3 Preferred Stock and the Series 4 Preferred Stock in each of the above transactions were obtained from the capital contributions of the partners of the Onex Entities.

Item 4.     Purpose of the Transaction.

No change except as described below.

The definition “Stock of the Company” shall include the Series 4 Preferred Stock.

Item 5.     Interest in Securities of the Issuer.

No change except as described below.

The disclosure set forth in this Statement assumes that there are an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding as of January 11, 2013. The total share count of 16,212,824 shares of Class A Common Stock includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

As of the date hereof, OAG I directly owns 8,313,844 shares of Class A Common Stock, which constitutes approximately 51.3% of the Class A Common Stock outstanding on a fully-converted basis. OAG I is party to the Stockholders Agreement, which contains several agreements as to voting. As a result, OAG I may be deemed to have beneficial ownership of all of the shares (100.0%) of the Class A Common Stock.

As of the date hereof, OAG X directly owns 2,921,234 shares of Class A Common Stock, which constitutes approximately 18.0% of the Class A Common Stock outstanding on a fully-converted basis. OAG X is party to the Stockholders Agreement, which contains several agreements as to voting. As a result, OAG X may be deemed to have beneficial ownership of all of the shares (100.0%) of the Class A Common Stock.

As of the date hereof, Trilliant Gaming indirectly owns 13,483,466 shares of Class A Common Stock, which constitutes approximately 83.1% of the Class A Common Stock outstanding on a fully-converted basis. Trilliant Gaming beneficially owns 16,212,824 shares of Class A Common Stock, which constitutes 100.0% of the Class A Common Stock outstanding on a fully-converted basis, as it is the general partner of, and controls all voting and investment decisions of, the Onex Entities.

Except as set forth in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Amendment or the Original Schedule 13D has engaged in any transaction during the past 60 days in any shares of the Class A Common Stock.

The Cover Pages of this Amendment are incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.     Material to be Filed as Exhibits.

(1)	—	Joint Filing Agreement dated May 11, 2011 by and among Onex Armenco Gaming I LP, Onex Armenco Gaming X LP,
Trilliant Gaming Nevada Inc., Gerald W. Schwartz, Timothy Duncanson and Alex Yemenidjian (Incorporated by
reference to Exhibit 1 to the Company’s Statement on Schedule 13D filed on May 11, 2011).
(2)	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference to Exhibit 10.1 to the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 25, 2013

ONEX ARMENCO GAMING I LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

ONEX ARMENCO GAMING X LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

TRILLIANT GAMING NEVADA INC.

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

GERALD W. SCHWARTZ

By:	/s/ Donald Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

/s/ Timothy Duncanson
Timothy Duncanson

/s/ Alex Yemenidjian
Alex Yemenidjian

EXHIBIT INDEX

(1)*	—	Joint Filing Agreement dated May 11, 2011 by and among Onex Armenco Gaming I LP, Onex Armenco Gaming X LP, Trilliant Gaming Nevada Inc., Gerald W. Schwartz, Timothy Duncanson and Alex Yemenidjian (Incorporated by reference to Exhibit 1 to the Company’s Statement on Schedule 13D filed on May 11, 2011).
(2)*	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference from the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

*	Previously filed.